UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter 2025 Trading Update dated 30 October 2025, prepared by WPP plc.

30 October 2025

Third Quarter 2025 Trading Update

YTD performance at the low-end of expectations; FY organic growth guidance revised to -5.5% to -6.0%; Strategic review underway with a focus on returning to growth and strengthening execution

Third Quarter	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	3,259	(8.4)	(3.5)
Revenue less pass-through costs	2,459	(11.1)	(5.9)

Year to date	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	9,922	(8.0)	(2.8)
Revenue less pass-through costs	7,485	(10.5)	(4.8)

Q3 revenue of £3,259m was down 8.4% YoY on a reported basis and down 3.5% like-for-like (LFL), while revenue less pass-through costs of £2,459m was down 5.9% LFL. Performance in the quarter was driven by a step down in WPP Media vs. the second quarter. YTD reported revenue was down 8.0% YoY and down 2.8% LFL. YTD revenue less pass-through costs was down 10.5% YoY and 4.8% LFL. Based on trading YTD, we expect 2025 LFL growth in revenue less pass-through costs of -5.5% to -6.0% and headline operating profit margin of around 13%.

Cindy Rose, Chief Executive Officer of WPP, said:

“My ambition is for WPP to lead our industry in terms of innovation, client delivery and organic growth. However, I acknowledge that our recent performance is unacceptable and we are taking action to address this.

“We have strong foundations and the ingredients needed to succeed. We have amazing long-standing clients that represent the largest, most well-known brands in the world, strong capabilities and world-class talent that spans media, production and creative, some of the most consequential agency brands in the market, unrivalled global scale and reach, and market-leading technology and technology partnerships that give us a real competitive edge. This is an exciting platform to build on.

“To deliver performance improvements, we will position our offering to be much simpler, more integrated, powered by data and AI, efficiently priced and designed to deliver growth and business outcomes for our clients. We will significantly improve our execution, strengthening our go-to-market and dramatically simplifying how we organise ourselves internally, as well as building a high-performance team culture. We will expand our addressable market by pushing harder into enterprise and technology solutions. And finally, we will take a disciplined approach to capital allocation with a focus on cost efficiency and maintaining a strong balance sheet while prioritising the parts of our business where we can deliver the greatest shareholder value.

“There is a lot to do, and it will take time to see the impact, but in my first 60 days we are already moving at pace with some initiatives already announced and more to come. We know what it takes to win: we are optimistic, energised and confident that we’re building the right plan and the right culture to secure a bright future for WPP, our people, our clients, and our shareholders. We look forward to sharing more details early in the new year.”

Q3 2025 performance

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Revenue – Q3 2025 revenue of £3,259m was down 8.4%, a LFL decline of 3.5%. Revenue less pass-through costs of £2,459m was down 11.1% reported and 5.9% LFL. YTD revenue of £9,922m was down 8.0%, a LFL decline of 2.8%. YTD revenue less pass-through costs of £7,485m was down 10.5% reported and down 4.8% LFL.

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Business segment and regions – Global Integrated Agencies Q3 LFL revenue less pass-through costs was down 6.2%, with WPP Media down 5.7%, a sequential deterioration compared to Q2, and other Global Integrated Agencies declining 6.5%. Public Relations saw Q3 LFL revenue less pass-through costs down 5.9% while Specialist Agencies declined by 2.2%. By geography, North America was down 6.0% and the UK was -8.9%. Western Continental Europe at -4.4% also deteriorated quarter on quarter (excluding the impact of one-off factors in Q2) while Rest of World at -5.0% saw an improvement, with growth of 6.7% in India and a decline of 10.6% in China.

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Clients – WPP’s top 25 clients are down 2.0% year to date vs. Group LFL down 4.8%. This includes the impact of client assignment losses as well as pressure on CPG, Automotive and Government. Tech & Digital Services saw a step down in the third quarter following a positive first half, while Healthcare has returned to strong growth.

Key Strategic Initiatives

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Key leadership changes – Cindy Rose assumed the role of CEO from 1 September. On 5 September she appointed Devika Bulchandani as Chief Operating Officer of WPP and Laurent Ezekiel as Global CEO of Ogilvy Group.

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Extended partnership with Google/Launch of WPP Open Pro – In October, WPP announced a five-year extension of our partnership with Google dedicated to advancing cloud and AI technology. This will drive efficiencies across our enterprise tech spend and the ROI from our AI investments, supporting innovation and product development to fuel client growth. WPP also announced the launch of WPP Open Pro, a new edition of our AI platform for marketing, WPP Open. WPP Open Pro streamlines the entire marketing lifecycle, allowing clients to plan, create and activate campaigns and is designed to broaden our addressable market.

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Strategy review – Our strategic review is underway and focused on four core principles: (1) simplifying and integrating our client offer and harnessing our AI advantage to deliver growth and business outcomes for our clients; (2) significantly improving our execution and building a high-performance culture; (3) expanding our addressable market through enterprise and technology solutions; (4) strengthening our financial foundations and performance through operational efficiency and a disciplined approach to capital allocation. Full details will be shared early in the new year.

Financial outlook for 2025

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2025 guidance – Based on trading year to date and the outlook for the fourth quarter, we expect LFL growth in revenue less pass-through costs of -5.5% to -6.0% (vs. -3% to -5% previously). Similarly, we expect headline operating profit margin to be around 13% (vs. previous guidance of down 50 to 175 bps year on year excluding the impact of FX). Our guidance of adjusted operating cash flow pre working capital is unchanged at £1.1bn to £1.2bn.

Conference Call at 9.30am GMT/5.30am EDT:

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Dial-in Details: UK +44 (0) 20 3936 2999; US +1 646 233 4753; Passcode: 539142
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Webcast: Live listen-only webcast and replay will be available here

For further information:

Media		Investors and analysts
Niken Wresniwiro, WPP	+44 20 7282 4600	Thomas Singlehurst, CFA	+44 7876 431922
Chris Lane,	+44 7899 793612	Anthony Hamilton	+44 7464 532903
Burson Buchanan	+44 20 7466 5000	Melissa Fung	+44 7353 107064
press@wpp.com		irteam@wpp.com	wpp.com/investors

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1. Percentage change in reported sterling.

2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.

Third quarter 2025 overview

Revenue in the third quarter was £3.3bn, down 8.4% from £3.6bn in Q3 2024, and down 3.5% LFL. Revenue less pass-through costs was £2.5bn, down 11.1% from £2.8bn in Q3 2024, and down 5.9% LFL.

£ million	Q3 2025	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,259	(8.4)	(3.2)	(1.7)	(3.5)
Revenue less pass-through costs	2,459	(11.1)	(3.5)	(1.7)	(5.9)

£ million	YTD 2025	% reported	% M&A	% FX	+/(-) % LFL
Revenue	9,922	(8.0)	(3.0)	(2.2)	(2.8)
Revenue less pass-through costs	7,485	(10.5)	(3.6)	(2.1)	(4.8)

Segmental review

Business segments – revenue less pass-through costs

+/(-) % LFL	Global Integrated Agencies	Public Relations	Specialist Agencies
Q3 2025	(6.2)	(5.9)	(2.2)
YTD 2025	(5.0)	(6.8)	(0.9)

Global Integrated Agencies: WPP Media, our media planning and buying business, saw a LFL decline in revenue less pass-through costs of 5.7% in Q3 (Q3 2024: +4.8%) a sequential step down from the second quarter (-4.7%, which included the impact of one-off factors). Performance in the quarter was impacted by client assignment losses in the US and UK, a significant deterioration in Germany and moderating declines in China, partially offset by improving performance in Spain and India. Given the impact of further client assignment losses from 1 October, we anticipate the LFL decline in revenue less pass-through costs to deteriorate further in the fourth quarter.

Other Global Integrated Agencies declined 6.5% LFL (Q3 2024: -3.1%), impacted by continued volatility in client spending, with sustained pressure on both Ogilvy and AKQA. VML’s revenue less pass-through costs in the quarter continued to decline but at a more moderate rate, while Hogarth saw a return to growth in the third quarter supported by a strong performance in India.

Public Relations: Reported revenue less pass-through costs continues to be impacted by the disposal of FGS Global which completed in Q4 2024. On a LFL basis, Burson saw a mildly improved trend relative to the first half, but still saw revenue less pass-through costs down in the mid single digits as the business continued to face a challenging environment. We continue to be encouraged by improved new business momentum, in particular in the US, and expect an improving trend into year-end.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly, sustaining double-digit growth from the first half of the year. Meanwhile, Landor and Design Bridge and Partners both saw a return to growth in the quarter supported by spend from existing clients. With pressure on the longer tail of activities within the segment, overall Specialist Agencies saw a decline of 2.2% (Q3 2024: +0.8%).

Regional segments – revenue less pass-through costs

+/(-) % LFL	North America	United Kingdom	Western Cont. Europe	Rest of World
Q3 2025	(6.0)	(8.9)	(4.4)	(5.0)
YTD 2025	(3.6)	(7.0)	(5.1)	(5.2)

North America saw a further sequential deterioration, declining 6.0% in Q3 2025 relative to Q2 2025 (-4.6%) on a largely unchanged comparison. Q3 saw the impact of client assignment losses and spending cuts, in particular at Ogilvy and WPP Media, with pressure centred on CPG, Automotive and Government and a decline in spend in Tech & Digital Services. Meanwhile, the region saw growth from VML, Hogarth and within Specialist Agencies by segment and within Healthcare by client industry. Given the impact of account losses, we anticipate a further deterioration in growth in Q4.

The United Kingdom declined 8.9% against a toughening comparison (Q3 2024: 0.0%) with the impact of client assignment losses amplified by spending cuts. Pressure was centred on WPP Media, VML and AKQA, offsetting more robust trends at Design Bridge and Partners and Ogilvy.

Western Continental Europe saw a more moderate decline against a tougher comparison from 2024 (Q3 2024: +2.2%). Spain remains a relative outperformer, returning to growth, while Germany saw a significant step down in the third quarter driven by spending cuts in particular within Automotive.

Rest of World declined 5.0%, driven primarily by Asia Pacific which declined 7.4%. Growth in India of 6.7%, reflecting continued strong new business momentum in particular at WPP Media, was offset by a 10.6% decline in China, where the impact of client assignment losses is moderating but there are persistent macroeconomic pressures. There were declines in Latin America (-3.1%) but stability across Africa & Middle East (+0.1%) and growth in Central & Eastern Europe (+1.3%).

Top five markets – revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q3 2025	(5.6)	(8.9)	(10.6)	(10.6)	6.7
YTD 2025	(3.4)	(7.0)	(5.7)	(14.5)	2.1

Client sector – revenue less pass-through costs

	Q3 2025	YTD 2025	YTD 2025
	+/(-) % LFL	+/(-) % LFL	% share, revenue less pass-through costs1
CPG	(6.7)	(5.1)	27.6
Tech & Digital Services	(4.5)	(0.6)	17.7
Healthcare & Pharma	6.7	2.1	11.9
Automotive	(6.8)	(2.3)	10.6
Retail	(8.2)	(5.1)	8.9
Telecom, Media & Entertainment	(6.7)	(6.4)	6.6
Financial Services	(5.7)	(2.7)	6.2
Other	(13.1)	(13.9)	4.1
Travel & Leisure	(9.0)	(6.6)	3.5
Government, Public Sector & Non-profit	(9.9)	1.9	2.9

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1. Proportion of WPP revenue less pass-through costs in YTD 2025; table made up of clients representing 83% of WPP total revenue less pass-through costs.

Balance sheet highlights

Average adjusted net debt (for the last 12 month rolling period) at 30 September 2025 was £3.4bn, compared to £3.6bn at 30 September 2024, and £3.5bn at 31 December 2024.

Adjusted net debt at 30 September 2025 was £3.6bn, consistent with 30 September 2024.

Financial outlook

Our guidance for 2025 is as follows:

Like-for-like revenue less pass-through costs growth of -5.5% to -6.0%
Headline operating margin of around 13%

Other 2025 modelling assumptions remain unchanged:

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Mergers and acquisitions will reduce revenue less pass-through costs by around 3 percentage points primarily due to the disposal of FGS Global
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FX impact: current rates (at 21 October 2025, with USD/GBP rate of 1.34) imply a c.1.8% drag on FY 2025 revenue less pass-through costs, with c.10bps reduction expected on FY 2025 headline operating margin
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Headline earnings from associates around £40m
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Non-controlling interests around £65m
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Headline net finance costs of around £280m
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Headline effective tax rate1 of around 31%
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Capex of around £220m
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Cash restructuring costs of around £90m
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Adjusted operating cash flow before working capital of around £1.1bn to £1.2bn

This announcement contains information that qualifies or may qualify as inside information. The person responsible for arranging the release of this announcement on behalf of WPP plc is Balbir Kelly-Bisla, Company Secretary.

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1. Headline tax as a % of headline profit before tax.

Q3 2025 highlights

Below we highlight key developments from Q3 across the Group:

1. Clients

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WPP Media new business – During the course of the third quarter WPP Media secured a number of client assignments including the retention of our partnership with Marks & Spencer in the UK in July, the win of Mastercard in August and the wins of Maersk, TruGreen and Suncorp Group in September.

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Other new client assignments across the Group – Wins include: Haleon, the Financial Times, TruGreen, PwC and Nestlé within creative, production, commerce and design. WPP agencies also secured creative mandates from Comic Relief in the UK and the F1 Abu Dhabi Grand Prix in UAE. In PR, wins included Stellantis in Brazil, Lipton Teas & Infusions in the UK and Tourism New Zealand in Australia.

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Industry recognition – At the 2025 Global Influencer Awards in July (see link), Ogilvy was recognised as the ‘Most Awarded Agency’ for the seventh consecutive year. Meanwhile at the 2025 World Media Awards (see link), an event which recognises the most effective, content-driven marketing campaigns worldwide, WPP Media’s clients and teams were recognised with three major prizes and three shortlist mentions, including a Grand Prix and a Luxury & Lifestyle award for our ‘Linked by Love’ work for Cartier and a Technology & Telecoms award for our ‘The Exponential Era’ work for Nokia.

2. Technology

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Adoption of WPP Open continues to grow – In 2025 we continue to prioritise investment in WPP Open, our AI-powered marketing operating system, focusing on deployment across our business, as part of our commitment to spend £300m in 2025 on AI-driven technology. A key metric for us is internal adoption and we have seen continued progress with 76,000 of our people (equivalent to over 90% of client-facing staff) using the platform actively on a monthly basis during the course of September. This compares with 69,000/c.85% in June and up from 33,000/c.40% in December 2024.

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Launch of WPP Open Pro – In October (see link) we announced the launch of WPP Open Pro, a new edition of our AI platform for marketing WPP Open. WPP Open Pro is designed to empower brands of all sizes to plan, create and publish campaigns directly. WPP Open Pro will expand WPP’s reach across the global advertising market while also offering an efficient route for existing clients to leverage WPP’s platform and tools. The platform not only enables WPP to service the evolving needs of its current client base but also to increase our addressable market, accessing smaller brand budgets.

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WPP partners with Google – In early October (see link) WPP announced a five-year expansion of our partnership with Google dedicated to advancing cloud and AI technology. The collaboration aims to revolutionise how brands approach integrated creative, production, media, experience and commerce, enabling real-time personalisation of marketing. The partnership encompasses bespoke AI model development, privacy-first data collaboration as well as co-development of industry-leading learning & development capabilities all in service of revolutionising how brands approach integrated marketing (creative, production, media), experience & commerce. As well as delivering efficiencies across our enterprise tech spend, the partnership will drive the ROI from our AI investments supporting client retention and new business.

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WPP partners with the MACH Alliance – In early September (see link), WPP announced a global partnership with the MACH alliance, a not-for-profit industry body advancing composable enterprise architecture to help organisations adopt transformative technologies and future-proof their businesses. The expanded partnership brings together established MACH-certified expertise within AKQA, Ogilvy One and VML under a unified global membership and capability for clients worldwide, allowing them to rapidly adopt new technologies like AI without having to overhaul their entire technology stack.

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WPP Media and Criteo launch Connected TV partnership – In July (see link) WPP and Criteo announced a new partnership to scale commerce intelligence to Connected TV (CTV), combining WPP’s scaled relationships with premium supply partners via Open Intelligence and Criteo’s real time commerce signals. The alliance will enable advertisers to reach qualified consumers at scale across premium CTV inventory, turning connected TV into a channel for performance-based marketing.

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WPP Media concludes Retail Media partnerships in Turkey – In July WPP Media announced two separate partnerships in Turkey, one with Migros Group (see link) and one with Mimeda (see link). The former aligns WPP Media with one of the leading retailers in Turkey while the latter combines WPP Media's global media planning and buying expertise with Mimeda's local insights and technological infrastructure, supported by Migros's extensive retail experience.

3. People

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Key global leadership appointments – In early September (see link) WPP announced a series of strategic global leadership appointments. Devika Bulchandani was appointed Chief Operating Officer of WPP while Laurent Ezekiel was appointed Global CEO of Ogilvy Group and Executive Sponsor for WPP Open X. Additionally, Floriane Tripolino was named CEO of WPP Open X, WPP’s bespoke agency team dedicated to The Coca-Cola Company, and Michael Frohlich rejoined the Group as Global Chief Marketing & Corporate Affairs Officer.

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VML recognised as Top 3 Workplace for Innovators by Fast Company – In September (see link) Fast Company recognised VML as number 3 on its list of the 100 Best Workplaces for Innovators. VML earned its ranking by demonstrating a culture that empowers employees to develop solutions addressing real-world challenges and the citation noted specific projects for key VML client including SupportBelt for Ford, Copper Skin for Telefonica Movistar Colombia and The Outside Book for Fruitella.

Business segment and regional analysis

Business segments – revenue analysis

	Q3 2025			YTD 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,868	(4.7)	(3.7)	8,738	(4.3)	(2.7)
Public Relations	174	(40.4)	(6.3)	525	(41.2)	(7.3)
Specialist Agencies	217	(14.9)	0.9	659	(13.7)	0.0
Total Group	3,259	(8.4)	(3.5)	9,922	(8.0)	(2.8)

Business segments – revenue less pass-through costs analysis

	Q3 2025			YTD 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,110	(7.0)	(6.2)	6,412	(6.6)	(5.0)
Public Relations	164	(40.1)	(5.9)	499	(40.7)	(6.8)
Specialist Agencies	185	(17.0)	(2.2)	574	(12.9)	(0.9)
Total Group	2,459	(11.1)	(5.9)	7,485	(10.5)	(4.8)

Regional – revenue analysis

	Q3 2025			YTD 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	1,179	(14.3)	(6.0)	3,716	(10.6)	(2.8)
United Kingdom	514	(6.5)	(8.4)	1,525	(5.2)	(7.0)
W Cont. Europe	692	(0.1)	4.0	2,043	(5.0)	0.6
AP, LA, AME, CEE1	874	(6.9)	(2.2)	2,638	(8.0)	(2.8)
Total Group	3,259	(8.4)	(3.5)	9,922	(8.0)	(2.8)

Regional – revenue less pass-through costs analysis

	Q3 2025			YTD 2025
	£ million	+/(-) % reported	+/(-) % LFL	£ million	+/(-) % reported	+/(-) % LFL
N. America	930	(14.8)	(6.0)	2,897	(12.2)	(3.6)
United Kingdom	365	(6.4)	(8.9)	1,114	(4.7)	(7.0)
W Cont. Europe	503	(9.2)	(4.4)	1,524	(11.3)	(5.1)
AP, LA, AME, CEE	661	(9.3)	(5.0)	1,950	(10.5)	(5.2)
Total Group	2,459	(11.1)	(5.9)	7,485	(10.5)	(4.8)

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1. Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Company’s current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from the increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 30 October 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary